UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
 (Amendment No. 1)

iPass Inc.
 (Name of Issuer)
Common Stock, par value $0.001
 (Title of Class of Securities)
46261V108
 (CUSIP Number)
February 6, 2017
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐          Rule 13d-1(b)
☒          Rule 13d-1(c)
☐          Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  46261V108

1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,710,713 shares of Common Stock
		6.	SHARED VOTING POWER ----------
		7.	SOLE DISPOSITIVE POWER 2,710,713 shares of Common Stock
		8.	SHARED DISPOSITIVE POWER -----------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,710,713 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1% of the outstanding Common Stock
12.	TYPE OF REPORTING PERSON PN

CUSIP NO.  46261V108

1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners (RCM), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,742,145 shares of Common Stock
		6.	SHARED VOTING POWER ---------
		7.	SOLE DISPOSITIVE POWER 2,742,145 shares of Common Stock
		8.	SHARED DISPOSITIVE POWER ---------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,742,145 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% of the outstanding Common Stock
12.	TYPE OF REPORTING PERSON PN

CUSIP NO.  46261V108

1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,452,858 shares of Common Stock
		6.	SHARED VOTING POWER -----------
		7.	SOLE DISPOSITIVE POWER 5,452,858 shares of Common Stock
		8.	SHARED DISPOSITIVE POWER -----------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,452,858 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% of the outstanding Common Stock
12.	TYPE OF REPORTING PERSON PN

CUSIP NO.  46261V108

1.	NAME OF REPORTING PERSONS Millennium TVP (GP), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,452,858 shares of Common Stock
		6.	SHARED VOTING POWER -----------
		7.	SOLE DISPOSITIVE POWER 5,452,858 shares of Common Stock
		8.	SHARED DISPOSITIVE POWER -----------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,452,858 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% of the outstanding Common Stock
12.	TYPE OF REPORTING PERSON OO

CUSIP NO.  46261V108

1.	NAME OF REPORTING PERSONS Samuel L. Schwerin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,550,005 shares of Common Stock
		6.	SHARED VOTING POWER -----------
		7.	SOLE DISPOSITIVE POWER 5,550,005 shares of Common Stock
		8.	SHARED DISPOSITIVE POWER -----------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,550,005 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.4% of the outstanding Common Stock
12.	TYPE OF REPORTING PERSON IN

CUSIP NO.  46261V108
Item 1.
(a)        Name of Issuer:
iPass Inc.
(b)        Address of Issuer’s Principal Executive Offices:
3800 Bridge Parkway
Redwood Shores, California 94065
Item 2.
(a)        Name of Person Filing:
This Schedule 13G/A is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), by:
(i)	Millennium Technology Value Partners, L.P.;
(ii)	Millennium Technology Value Partners (RCM), L.P.;
(iii)	Millennium Technology Value Partners Management, L.P.;
(iv)	Millennium TVP (GP), LLC; and
(v)	Samuel L. Schwerin.
The Filers have entered into a Joint Filing Agreement and Power of Attorney, dated February 6, 2017, a copy of which is attached as Exhibit A to this Schedule 13G/A, pursuant to which the Filers agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  The Filers are filing this statement jointly, but not as members of a group and each expressly disclaims membership in a group.  In addition, the filing of this Schedule 13G/A shall not be deemed an admission that the Filers are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Common Stock he or it does not directly own. Each of the Filers specifically disclaims beneficial ownership of the Common Stock reported herein that he or it does not directly own.
 (b)       Address of Principal Business Office or, if None, Residence:
The principal business address for each Filer is:

32 Avenue of the Americas, 17th Floor
New York, NY 10013

(c)        Citizenship:
Millennium RCM LP, Millennium LP and Millennium Management are each Delaware limited partnerships.  Millennium TVP is a Delaware limited liability company. Samuel L. Schwerin is a United States citizen.
(d)        Title of Class of Securities:
Common Stock, par value $0.001 (“Common Stock”)

CUSIP NO.  46261V108
(e)        CUSIP Number:
46261V108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Filer and is incorporated herein by reference for each Filer.  The percentage ownership set forth is based on 66,258,781 shares of Common Stock (the number of shares of Common Stock reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q for quarterly period ended September 30, 2016).
Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  .
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.
Item 8.	Identification and Classification of the Members of the Group:
Not applicable.
Item 9.	Notice of Dissolution of Group:
Not applicable.
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.  46261V108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 6, 2017
MILLENNIUM TECHNOLOGY VALUE PARTNERS, L.P.
By: Millennium Technology Value Partners Management, L.P., its General Partner By: Millennium TVP (GP), LLC, its General Partner
By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS (RCM), L.P.
By: Millennium Technology Value Partners Management, L.P., its General Partner By: Millennium TVP (GP), LLC, its General Partner By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS MANAGEMENT, L.P.
By: Millennium TVP (GP), LLC, its General Partner By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TVP (GP), LLC
By: /s/ Daniel Burstein Daniel Burstein, Manager

/s/ Samuel L. Schwerin Samuel L. Schwerin

CUSIP NO.  46261V108

EXHIBIT A

JOINT FILING AGREEMENT and POWER OF ATTORNEY

Pursuant to Rule 13d-1(k), the undersigned hereby agree that the attached Schedule 13G/A (including any amendments thereto) is filed by behalf of each of them with respect to the  Common Stock, par value $0.001 per share, of iPass Inc., and further agree that this Joint Filing Agreement and Power of Attorney shall be included as an exhibit to such joint filing.
Each of the undersigned hereby makes, constitutes, and appoints Samuel L. Schwerin their true and lawful attorney-in-fact, with full power of substitution, for it in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this Schedule 13G/A, together with exhibits to any such amendments and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or said attorney-in-fact’s substitute or substitutes may do or cause to be done by virtue hereof.

Date: February 6, 2017
MILLENNIUM TECHNOLOGY VALUE PARTNERS, L.P.
By: Millennium Technology Value Partners Management, L.P., its General Partner By: Millennium TVP (GP), LLC, its General Partner
By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS (RCM), L.P.
By: Millennium Technology Value Partners Management, L.P., its General Partner By: Millennium TVP (GP), LLC, its General Partner By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS MANAGEMENT, L.P.
By: Millennium TVP (GP), LLC, its General Partner By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TVP (GP), LLC
By: /s/ Daniel Burstein Daniel Burstein, Manager

/s/ Samuel L. Schwerin Samuel L. Schwerin